

Mail Stop 4628

October 6, 2015

Via E-mail
Donald Walford
Chief Executive Officer
T-Rex Oil, Inc.
520 Zang St., Suite 250
Broomfield, CO 80021

> **Re:** **T-Rex Oil, Inc.**
> **Form 10-K/A for Fiscal Year Ended**
> **March 31, 2015**
> **Filed September 15, 2015**
> **Supplemental Response dated September 15, 2015**
> **File No. 000-51425**

Dear Mr. Walford:

We have reviewed your September 15, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 7, 2015 letter.

Form 10-K/A for Fiscal Year Ended March 31, 2015

Properties, page 22

Developed and Undeveloped Acreage, page 25

1. We have read your response to prior comment 5 regarding your determination that 4,677 out of the total 5,207 gross acres in the Big Horn Basin area of Wyoming should be classified as developed acreage. Based on your response, it appears that you classify the acreage within each area of the Big Horn Basin as developed acreage based primarily on the presence of a well. For example, we note that the Baird Peak area covers a total of

2,825 gross acres, all of which is classified as developed, but only has one current well. The 2,825 gross acres appears to exceed the acreage assigned to a typical development spacing area for a single well based on the Wyoming Conservation Act Rules and Regulations.

Please tell us why you consider the additional acreage beyond the development spacing area for the current well to be developed acreage even though that acreage does not yet appear to have been drilled. Refer to the definition of undeveloped acreage under Item 1208(c)(4) of Regulation S-K in formulating your response.

Productive Wells, page 26

2. We note your response to prior comment 7 that the 4 gross/net oil wells on the Burke Ranch in Natrona County, Wyoming were not in mechanical working order. Therefore, these wells were not included in the Reserve Report, dated June 3, 2015 nor in the Reserve Report, dated August 21, 2015. In this regard, we also note that the reserve report dated August 21, 2015 states "there are no proved developed non-producing reserves at the prices and costs used in this report."

   Please tell us why you consider wells that are not producing, mechanically capable of production or economically producible as of your fiscal year end to meet the requirements for disclosure as productive wells. Refer to the definition of productive wells under Item 1205(b)(2) and Item 1208(c)(3) of Regulation S-K.

Notes to the Consolidated Financial Statements

Supplemental Oil and Gas Disclosures (Unaudited), page 70

Standardized measure of Discounted Future Net Cash Flows, page 73

Changes in Discounted Future Net Cash Flows, page 74

3. Please revise the figures presented as dollars relating to the disclosure of the future net cash flows and future net cash flows discounted at 10% on page 73 of Amendment No. 1 to be consistent with the disclosure of the same figures as thousands of dollars ($M) in Exhibit 99.1. Note that this comment also applies to the disclosure of the changes in discounted future net cash flows disclosed on page 74 of your amendment.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources